FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: April 11, 2005

April 7, 2005	www.creamminerals.com / www.langmining.com
OTC bulletin board
Symbol: CRMXF
U.S. 20-F Registration
TSX Venture Exchange
Symbol: CMA

Cream Minerals – Goldsmith Property Update

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that it is now planning the 2005 exploration program on its Goldsmith Property, located near Kaslo in southeastern British Columbia.  Results from the previous soil geochemistry and rock sampling results are extremely positive, leading Cream to plan expanded exploration programs for 2005.

Prior rock grab and chip sampling from numerous small scale historic workings, located within the large gold soil anomaly, returned some spectacular gold values (highest value grab sample #B4-4 at 9,901.79 g/t – see News Release dated June 9, 2004).  In 2004, a soil sampling program was conducted on a 2.8 kilometre long grid with lines spaced at 100 metres and soil samples collected at 20 metre spacings along the lines.  Extremely high gold values in the soil samples were obtained along the projected strike of the mineralizing structures and remain open along strike in both directions.

Due to the very encouraging gold values obtained in rock and soil samples throughout the length of this property, a two-phase work program is planned for 2005.  The initial Phase will focus on continuing to expand the soil sampling grid over the remainder of the property.  Also, in order to define drill and trench targets throughout the large anomalous zone, detailed geological mapping, rock chip sampling and an accompanying magnetometer survey will also be conducted over the extent of the grid.  Cost for Phase I is estimated to be $145,000.  Implementation of Phase II is dependent upon the results of the Phase I exploration program and will consist of excavator trenching and diamond drilling of the best high grade gold targets generated by the Phase I program.  Phase I of the 2005 exploration program is proposed to commence this spring, subject to financing.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, P. Eng.
President & CEO

For further information please contact:
Investor Relations at the Lang Mining Group

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.